Exhibit 1

Media Relations Jorge Pérez +52 (81) 8259-6666 jorgeluis.perez@cemex.com	Analyst and Investor Relations Alfredo Garza / Fabián Orta +1 (212) 317-6011 +52 (81) 8888-4327 ir@cemex.com

CEMEX TO DIVEST ITS OPERATIONS IN COSTA RICA AND EL SALVADOR

MONTERREY, MEXICO. DECEMBER 29, 2021 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that it has signed an agreement for the sale of its operations in Costa Rica and El Salvador with Cementos Progreso Holdings, S.L., through its subsidiaries, for a total consideration of approximately US$335 million. This transaction further advances the goal under CEMEX´s strategic plan, Operation Resilience, to optimize its global portfolio.

The divested assets consist of 1 fully integrated cement plant, 1 grinding station, 7 ready-mix plants, 1 aggregate quarry and 1 distribution center in Costa Rica, and 1 distribution center in El Salvador.

“This transaction allows us to progress in our portfolio rebalancing objectives, while redeploying resources to fund our growth investments and further deleveraging,” said Fernando A. Gonzalez, CEO of CEMEX.

Subject to satisfaction of closing conditions in Costa Rica and El Salvador, including approvals by competition authorities, CEMEX currently expects to finalize this transaction during the first half of 2022.

Proceeds from this divestment are expected to be used to fund the company’s bolt-on investment growth strategy in its key markets, reduce debt and other corporate purposes.

About Cementos Progreso Holdings, S.L.

Cementos Progreso Holdings, S.L. is the leading regional cement and building materials company for the construction industry across five countries in Latin America. Since it was established in 1899, it characterizes for operating under strict legal compliance and ethical values instituted by its founder Carlos F. Novella. For more information, please visit: www.progreso.com

About CEMEX

CEMEX is a global construction materials company that is building a better future through sustainable products and solutions. CEMEX is committed to achieving carbon neutrality through relentless innovation and industry-leading research and development. CEMEX is at the forefront of the circular economy in the construction value chain and is pioneering ways to increase the use of waste and residues as alternative raw materials and fuels in its operations with the use of new technologies. CEMEX offers cement, ready-mix concrete, aggregates, and urbanization solutions in growing markets around the world, powered by a multinational workforce focused on providing a superior customer experience, enabled by digital technologies. For more information, please visit: www.cemex.com

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CEMEX assumes no obligation to update or correct the information contained in this press release. This press release contains forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX intends these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events, as well as CEMEX’s current plans based on such facts and circumstances. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations, including the announced divestment to not close. The content of this press release is for informational purposes only, and you should not construe any such information or other material as legal, tax, investment, financial, or other advice. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.